Mail Stop 3561

 					April 28, 2006



Mr. Joel Sens
Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, VA 22134

	Re:	Seawright Holdings, Inc.
		Form 8-K Filed April 17, 2006
		File No. 333-56848

Dear Mr. Sens:

      We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated April 27, 2006.
Our review resulted in the following additional comments.

Form 8-K

Item 4.02
1. We have reviewed your response to comment 1 in our letter dated April 17, 2006. We note that you view the put agreement as a forward contract and account for it as such. However, we noted, per review of the termination agreement provided in Exhibit A, that Mr. Levy has the right to require you to purchase 160,000 shares of common stock and once you receive notice of his intention to exercise his put option you will have 30 days to make the required payment. Please note that a forward contract is a completed contract as opposed to an options contract, where the owner has the choice of completing or not. Therefore, it appears that this contract represents a written put option rather than a forward contract. As such, please amend Form 10-KSB for the fiscal year ended December 31, 2005 to account for the put agreement in accordance with paragraph A10 of SFAS 150, which states that a written put option to be settled in cash should either be accounted for as a derivative instrument, if it meets the criteria in SFAS 133, or is required to be measured initially and subsequently at fair value, with changes in fair value recognized in earnings, in accordance with paragraphs 23 and 24 of SFAS 150. Note that in accordance with this guidance, you should initially record a liability and expense equal to the fair value of the agreement, rather than recording a debit to equity.
2. We have reviewed your response to comment 3 in our letter dated April 17, 2006. While we agree with your statement that disclosure controls and procedures do not necessarily include all components of internal control over financial reporting, please note that there is considerable overlap between the components of each. Further, please note that in order for you to reach an effectiveness conclusion at December 31, 2005, disclosure controls and procedures should have been effective to ensure that accurate "information required to be disclosed...[was] recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and "include...controls and procedures designed to ensure that
[accurate] information required to be disclosed...[was] accumulated and communicated to [your] management." While you may have remedied problems with your disclosure controls and procedures subsequent to the discovery of these errors on February 24, 2006 and your Form 10-
KSB may reflect the results of these efforts, we still do not understand how you were able to conclude your disclosure controls and procedures were effective as of December 31, 2005.
3. Please amend to delete the phrase "with the consultation of SEC staff" from the last paragraph of your Item 4.02 Form 8-K. The decision to include the restatements in the 2005 Form 10-KSB is management`s decision.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 5 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have any questions regarding these comments.

								Sincerely,


								Sarah Goldberg


Mr. Sens
Seawright Holdings, Inc.
April 28, 2006
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